1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated October 13, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

	By:	/s/ Lila Fong
	Name:	Lila Fong
	Title:	Legal Manager - Secretarial

Date: October 13, 2004

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

MTR CORPORATION LIMITED

(incorporated in Hong Kong under the Companies Ordinance with limited liability)

and

MTR CORPORATION (C.I.) LIMITED

(a company organised under the laws of the Cayman Islands on 30th October, 2000)

US$2,000,000,000 Debt Issuance Programme (the “Programme”) for the issue of Notes with maturities of between one month and 30 years (the “Notes”)

(Unconditionally and irrevocably guaranteed by MTR Corporation Limited)

Arranger

JPMorgan

Dealers

ABN AMRO	Barclays Capital
BNP PARIBAS	Calyon, Corporate and Investment Bank
Citigroup	Deutsche Bank
Goldman Sachs (Asia) L.L.C.	HSBC
JPMorgan	Lehman Brothers International (Europe)
Merrill Lynch International	Morgan Stanley
Nomura International (Hong Kong) Limited	Standard Chartered Bank (Hong Kong) Limited
UBS Investment Bank

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the Programme and for listing of, and permission to deal in, Notes to be issued under the Programme during the 12 months from 12th October, 2004 and such listing of the Programme is expected to become effective on 18th October, 2004.

13th October, 2004

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